

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 16, 2010

Via Facsimile (615) 251-1056 and U.S. Mail
Stephen L. Clanton
Chief Financial Officer and Executive Vice President
American HomePatient, Inc.
5200 Maryland Way
Brentwood, TN 37027

> **Re:** **American HomePatient, Inc.**
> **Schedule TO-I**
> **Filed July 7, 2010**
> **Schedule 13e-3 filed by American HomePatient, Inc., Highland**
> **Crusader Offshore Partners, L.P. and Highland Capital Management,**
> **L.P.**
> **Filed July 7, 2010**
> **File No. 005-42184**

Dear Mr. Clanton:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13e-3

1.	Please supplementally advise us of why Strand Advisors, Inc. and James Dondero are not included as Schedule 13e-3 filing persons. Alternatively, please revise to include such persons.

2.   To the extent you add filing persons in response to our prior comment, please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person listed or added in response to this comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantively fair to security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. See Item 8 of Schedule 13E-3 and Q&A Nos. 5, 19 and 20 of Exchange Act Release No. 17719 (Apr. 19, 1981).

Exhibit 99(a)(1)(i)

Special Factors, page 10

Background, page 10

3.   In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among company management, Highland, the Special Committee and legal and financial advisors regarding the various options considered by the Company and Highland with respect to the restructuring transaction and tender offer. For example, revise to disclose:

- the principals present at meetings in April 2009 between Highland and management in which "overtures" were made concerning a possible buy-out;

- the "nominal" price Highland offered when it proposed a possible buy-out of the Company in April 2009;

- the "preliminary" views expressed by Raymond James regarding the transactions proposed as well as all alternatives presented by Raymond James to the Special Committee in May 2009;

- details of proposals submitted or discussed by Highland prior to Highland presenting its final offer of $0.67 per share; and,

- the "inputs" received from the company's advisors and matters addressed in reports the Special Committee reviewed in March 2010 that supported its conclusion that there were no other viable alternatives to pursue for refinancing.

4.   Reference is made to a series of meetings commencing in May 2009 in which the financial advisor presented its views and alternative proposals to the Special Committee.

We remind you that each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to <u>both</u> preliminary and final reports. Please confirm that all presentations made by Raymond James during the Special Committee and/or Board's evaluation of the transaction have been summarized and any written materials have been filed as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016 (c) of Regulation M-A.

5.   Refer to Item 1013(b) of Regulation M-A. Separately set forth the alternatives considered and further supplement your discussion to address the reasons for the rejection of any alternatives considered.

6.   Highland appears to have made overtures to the Company involving a possible going private as early as April 2009. Please refer to Item 1013(c) of Regulation M-A. Further supplement your disclosure and disclose why the Highland parties decided to pursue the going private transaction at this time.

<u>Positions Regarding Fairness of the Offer, page 17</u>

7.   Please revise to disclose the strategic and financial alternatives considered "over an extended period of time" and specific alternative transactions the Special Committee considered with third parties in arriving at their conclusion regarding the fairness of the transaction. Refer generally to Item 1014 of Regulation M-A.

<u>Conditions of the Offer, page 58</u>

8.   We refer to condition (C) which contemplates that "simultaneously with the acceptance for payment," the Senior Debt will need to have been restructured. We refer to Section 4.1 of the Restructuring Support Agreement. Section 4.1 provides that the restructuring of the debt is to become effective "immediately following the Acceptance Date." As such, it would appear that the condition relating to the effectiveness of the debt restructuring could occur at some point <u>after</u> the expiration of the offer. As the filing persons are aware, all conditions, other than conditions related to government or regulatory approvals, must be satisfied at or prior to the expiration date of the offer. Please advise.

9.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. Conditions should be drafted with sufficient specificity to allow for objective verification. We refer to the condition in (D)(ii)(a). Please revise to define Material Adverse Effect.

10. Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidder must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Closing Information

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc: John Stanton, Esq.
       Harwell Howard Hyne Gabbert & Manner, P.C.
       (615) 251 1056